UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(International Royalty Corporation, as successor by merger to Sandstorm Gold Ltd.)

(Exact name of registrant as specified in its charter)

c/o International Royalty Corporation

Unit 500 – 220 Bay Street

Toronto, Ontario

M5J 2W4 Canada

604-689-0234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Sandstorm Gold Ltd., no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares of Sandstorm Gold Ltd.: One (1) *

*

Effective October 20, 2025, the Registrant and Royal Gold, Inc. (“Royal Gold”) completed a court-approved statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Royal Gold, through its wholly owned subsidiary, International Royalty Corporation, acquired all of the issued and outstanding shares of the Registrant (the “Acquisition”).

Subsequent to the Acquisition, on October 20, 2025, the Registrant was continued as a corporation pursuant to the Canada Business Corporations Act (the “CBCA”) under the name 17411979 Canada Inc. On October 23, 2025, pursuant to the CBCA, the Registrant amalgamated with International Royalty Corporation. The resulting entity amalgamated with 17412002 Canada Inc. (formerly known as Horizon Copper Corp.), a wholly owned subsidiary of Royal Gold, with the resulting entity being named International Royalty Corporation, a corporation existing under the laws of the CBCA and a wholly owned subsidiary of Royal Gold.

Pursuant to the requirements of the Securities Exchange Act of 1934, International Royalty Corporation, as successor by merger to Sandstorm Gold Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

International Royalty Corporation (as successor by merger to Sandstorm Gold Ltd.)

Date: October 30, 2025	By:	/s/ David Crandall
Name: David Crandall
Title: Secretary